Exhibit 99.2



[GRAPHIC OMITTED]

(CNPJ n(0)  42.157.511/0001-61)



            SUMMARY OF THE MINUTES OF AN EXTRAORDINARY MEETING OF THE
                               BOARD OF DIRECTORS

DATE, PLACE AND TIME:

June 3rd, 2005, at 4:30pm, in Company's branch offices at Rua Lauro Muller, 116
- 40th floor, in the city of Rio de Janeiro - RJ.

QUORUM:

Responding to a formal invitation, the following Board members attended the meeting: CARLOS ALBERTO VIEIRA (Chairman), Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Correa do Lago, Ernane Galveas, Bernardo Parnes, Raul Calfat, Alvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling. Jose Luiz Braga, General Counsel, acted as Secretary.

SUMMARY OF THE DELIBERATIONS:


1.       APPOINTMENT OF ALTERNATE BOARD MEMBER

1.1. Considering the resignation of the alternate Board member Mr. Helge Pedersen, pursuant to Section 150, caput, of Law no 6,404/76 and
         Section 18 of the Company's By-laws, the Board decided to appoint Mr. ANTONIO CARLOS DANTAS MATTOS, Brazilian, married, economist, bearer of Identity Card no 7770, issued by the Regional Economics Counsel - CORECON - 1st Region and CPF/MF no 272.521.327-49, domiciled in the City and State of Rio de Janeiro, at Av. Presidente Wilson 231, 9th floor, as his successor to substitute for Board member Mr. HAAKON LORENTZEN.

1.2. The meeting was adjourned so that the newly appointed alternate Board member could sign the documents necessary for him to take office. The meeting was then resumed and the alternate Board member took office. It was declared that the alternate Board member shall perform his duties until the next General Shareholders' Meeting of the Company, and shall be entitled to the same remuneration attributed to the Board member who resigned.


2.       AUDIT COMMITTEE

2.1. With the intention of complying with the Sarbanes Oxley Act and the rules issued by the Securities and Exchange Comission (SEC) and the New York Stock Exchange (NYSE), the Board of Directors of ARACRUZ decided to adapt the Company's Audit Committee, created pursuant to Section 15, paragraph 4 of its By-laws, to the principles of the said regulations and, consequently, approved the Internal Regulations of the Audit Committee, which are attached to these minutes as Appendix I and are filed at the Company's headquarters.

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2.2.     In the light of the decision registered in item above, the Board of
         Directors decided to designate the following Board members to comprise the Company's Audit Committee: ALVARO LUIZ VELOSO, ISAAC SELIM SUTTON and ANTONIO CARLOS DANTAS MATTOS, the last having been designated the Committee's "financial expert" for the purposes of the relevant legislation. The designated Audit Committee members presented the necessary documents and statements, which shall be filed at the Company's headquarters.

2.3. Those Audit Committee members that do not already receive compensation in their capacity as members of the Board of Directors shall be entitled to a compensation equivalent to that attributed to the effective members of the Board of Directors.

2.4. The Board of Directors has designated Mr. Luiz Aranha Correa do Lago to act as the Audit Committee Secretary.


3.       AUTHORIZATION TO TRADE SHARES ISSUED BY THE COMPANY

3.1. Pursuant to paragraph XIV of Section 16 of the Company's By-laws and CVM Regulation no 10/80 issued by the Brazilian Securities and Exchange Commission, the Board of Directors authorized the Company's Executive Board to trade shares issued by the Company, including those in the form of American Depositary Receipts - ADR's, under the following conditions:

          o PURPOSE: the purpose of the transaction is to maintain the shares in treasury, their subsequent sale and/or cancellation, without capital reduction;

          o NUMBER OF SHARES IN THE MARKET: pursuant to Section 5 of CVM Regulation no 10/80, there are 464,626,467 shares in the market:
               15,990,471 common shares, 285,536 preferred Class "A" shares and 448,350,460 prefered Class "B" shares, as recorded on May 30, 2005;

          o NUMBER OF SHARES TO BE TRADED: taking into account the number of shares in treasury and the number of shares in the market, the Company may purchase up to 15,000,000 preferred Class "B" shares, representing 3.35% of the preferred Class "B" shares in the market on this date, and later sell them, without the need of further approval from the Board of Directors;

          o TERM: up to 365 (three hundred and sixty five) days from this date;

          o BROKERS: the following brokers will act as intermediaries in the transactions referred to herein: Agora-Senior CTVM S.A, located at Rua Dias Ferreira, 190 - 6th floor - room 601, in the city and state of Rio de Janeiro; Safra CVC LTDA., located at Avenida Paulista, 2,100 - 18th e 19th floors, in the city and state of Sao Paulo; Votorantim CTVM LTDA, located at Avenida Roque Petroni Junior, 999 - 16th floor - CJTO B, in the city and state of Sao Paulo; Merrill Lynch S.A. CTVM, located at Avenida Brigadeiro Faria Lima, 3,400 - 16th floor - Parte A, in the city and state of Sao Paulo and Itau CV S.A., located at Avenida Doutor Hugo Beolchi, 900 - 15th floor, in the city and state of Sao Paulo.


3.2. The Executive Board is fully authorized to perform any and every act deemed necessary to implement this decision. It shall be the Executive Board's responsibility to determine the

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         occasions on which the transactions will be performed, as well as the number of shares to be traded, subject to the limits laid down in CVM Regulation no 10/80 and herein.


3.3. In the case of cancellation, in whole or in part, of the shares purchased, without capital reduction, the Board of Directors shall submit the issue for deliberation at a General Shareholders' Meeting.


CLOSING:

The resolutions were decided with the unanimous approval of the Board members present. Since there was no further business, the Meeting was closed, with the drawing up of these Minutes, signed by those present. Rio de Janeiro, June 3rd, 2005. (Signatures) Carlos Alberto Vieira - Chairman; Jose Luiz Braga - Secretary; Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Correa do Lago, Ernane Galveas, Bernardo Parnes, Raul Calfat, Alvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling.

               This is a faithful representation of the original,
                      contained in the corporate register.


                                 JOSE LUIZ BRAGA
                                    Secretary